SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

English press release entitled, “Announcement Regarding Interim Dividend and Year End Dividend Forecast for the Fiscal Year Ending March 31, 2016”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 29, 2015	By	/s/ Masaaki Kawano
Masaaki Kawano
Executive Officer
Special Assistant to CFO
ORIX Corporation

Announcement Regarding Interim Dividend and Year End Dividend Forecast for the Fiscal Year Ending March 31, 2016

TOKYO, Japan — October 29, 2015 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced that a resolution has been formally reached at a meeting of the Board of Directors held today with regards to the interim dividend for the fiscal year ending March 31, 2016. The year-end dividend forecast for the fiscal year ending March 31, 2016 is also included in this announcement as below.

1.	Details of Interim Dividend for FY2016.3

	Amount Decided	Previous Dividend Forecast (Announced on May 12, 2015)	Actual Dividend Paid for FY2015.3
Record Date	September 30, 2015	September 30, 2015	March 31, 2015
Dividend Per Share	22 yen(Interim Dividend)	22 yen(Interim Dividend)	36 yen(Full Year Dividend)
Total Dividend Amount	28,846 million yen	—	47,188 million yen
Effective Date	December 2, 2015	—	June 3, 2015
Source of Dividend	Retained earnings	—	Retained earnings

2.	Basic Profit Distribution Policy

The year-end dividend forecast for the fiscal year ending March 31, 2016 has been determined following consideration of the optimal balance between securing capital for investment in future profit growth and return to the shareholders.

3.	Year-End Dividend Forecast for the Fiscal Year Ending March 31, 2016

The year-end dividend for the fiscal year ending March 31, 2016 is forecasted at 23 yen per share.

Reference:

Dividend Per Share
	Interim	Fiscal Year End	Total
Dividend Forecast		23 yen	45 yen
Fiscal Year ending March 31, 2016	22 yen
Fiscal Year ended March 31, 2015		36 yen	36 yen

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group that provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into the lending, investment, life insurance, banking, asset management, automobile-related, real estate and environment and energy-related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its business globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”